UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ETHAN ALLEN INTERIORS INC. 25 Lake Avenue Ext. Danbury, Connecticut 06811-5286

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

financial statements and supplemental schedule

Table of Contents

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of

The Ethan Allen Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2016.

Stamford, Connecticut

June 26, 2020

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2019 and 2018

	As of December 31,
	2019	2018
ASSETS
Investments, at fair value	$214,018,274	$182,015,718
Receivables
Employer contributions	3,224,641	3,346,439
Participant contributions	-	7
Notes receivable from participants	4,590,947	4,974,162
Other receivables	-	7,322
Total receivables	7,815,588	8,327,930
Total assets	221,833,862	190,343,648

LIABILITIES
Excess deferrals due to participants and other liabilities	5,375	-
Net assets available for benefits	$221,828,487	$190,343,648

See accompanying notes to financial statements.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

Additions to net assets attributed to
Net appreciation in fair values of investments	$30,993,738
Interest and dividend income from investments	9,645,554
Total investment gains, net	40,639,292

Interest from notes receivable from participants	247,653
Contributions
Participants	9,175,050
Employer	3,224,641
Rollovers	1,434,545
Total contributions	13,834,236

Total additions	54,721,181

Deductions from net assets attributed to
Benefits paid to participants	22,819,564
Administrative expenses	416,778
Total deductions	23,236,342

Net increase	31,484,839

Net assets available for benefits
Beginning of year	190,343,648
End of year	$221,828,487

See accompanying notes to financial statements.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

(1)	Description of the Plan

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively the “Company,” the “Employer,” or the “Plan Sponsor”).

The following description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is a participant-directed defined contribution plan.

Eligibility

All U.S. employees of the Company are eligible to participate in the Plan on the first day of any subsequent April, July, October or January coincident with or next following the three-month anniversary of their date of hire. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; and (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from the Company.

Contributions

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $19,000 in 2019 and participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,000 extra in 2019, to the 401(k) portion of the Plan (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

The Company, at its discretion, may elect to match participants’ pre-tax contributions to the 401(k) portion of the Plan. Participants who are employed by the Company on the last scheduled work day of the Plan year are entitled to receive the Employer matching contributions, if any. The actual contribution is made in the ensuing year. The Company elected to match 100% of the first $500 of pre-tax contributions and 50% of the next $1,600 of pre-tax contributions for the 2019 Plan year. As such, the maximum annual Company match, on a per participant basis, was $1,300. For 2019, the Company made cash contributions on a pre-tax basis totaling $2,729,641 in satisfaction of its Employer matching contribution election for allocation to the accounts of participants. The Company’s matching contribution followed the participants’ investment choices as of the date paid.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $56,000 (or $62,000 including catch-up contributions, as permitted under section 415(d) of the Internal Revenue Code of 1986, as amended) or (ii) 100% of the participant’s compensation for that Plan year. The Company declared and paid a profit-sharing contribution of $495,000 for the 2019 Plan year. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation (as defined in the Plan) to total compensation of all participants during the year.

Vesting

All elective contributions made by participants, including earnings on those contributions, Company matching contributions, and Company profit-sharing contributions vest immediately.

Investment Options

Participants direct the investment of their contributions, and Employer discretionary matching cash contributions into various investment options offered by the Plan. The Plan currently offers a broad range of mutual funds, a self-directed brokerage account and a benefit responsive collective trust as investment options for participants. Participants have primarily purchased shares of mutual funds, common and preferred stock and money market funds through the self-directed brokerage account.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income is comprised of dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss.

Notes Receivable from Participants (Participant Loans)

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to Great West Financial Retirement Plan Services, LLC (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed five years, and in certain circumstances, greater than five years as defined in the Plan document. If a participant’s employment terminates for any reason and no payment is made by the end of the second quarter following the last payment date, the loan balances will be deemed distributed and become taxable income to the participant. Participants may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1.00%. Loan rates on outstanding loans ranged from 4.25% to 7.25% during both 2019 and 2018 with maturities through 2029. Participant loans are classified as notes receivable in the statements of net assets available for benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

Distributions and Withdrawals, including Payment of Benefits

Participants may elect to receive their benefits when they reach age 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of their after-tax 401(k) contributions and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock. Unless a participant elects otherwise, in no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. Participants (active or otherwise) must commence required minimum distributions from the Plan beginning on April 1 of the calendar year following the later of the year in which employment terminates or the year in which the participant reaches the age of 70½.

Benefits are recorded when paid.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

In 2019, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid for recordkeeping and trust services amounted to $416,778 for the year ended December 31, 2019. The investment funds offered by the Plan have investment fees and expenses that are indirectly borne by the Plan and charged against the related funds’ net asset values.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

(2)	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results may differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at their fair values in the statements of net assets available for benefits at December 31, 2019 and 2018. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The mutual funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. Plan interests in collective trusts are reported at fair value as determined based on net asset value as provided by the Recordkeeper.

Under the terms of a trust agreement between Great West Trust Company, LLC (the “Trustee”) and the Company, the Trustee administers the trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

Purchases and sales of securities are recorded on a trade–date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of its investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, and overall market volatility risk. During the year ended December 31, 2019, net appreciation in fair values of investments totaled approximately $31.0 million. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

(3)	Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820 for all financial assets and non-financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;

●

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The following section describes the valuation methodologies used by the Plan to measure different financial assets at fair value. There were no transfers between levels during the year ended December 31, 2019.

Mutual Funds

Valued at the NAV of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Collective Trusts

Valued at the NAV of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is provided by the Recordkeeper, and is used as a practical expedient to estimating fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount materially different than the reported NAV.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Interest Bearing and Non-Interest Bearing Cash

The fair values are based on net asset values of the short-term investment funds.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2019 and 2018. There are currently no redemption restrictions on these investments.

	December 31, 2019			December 31, 2018
	Fair Value Measurements			Fair Value Measurements
	Using Input Type			Using Input Type
	Level 1	Level 2	Total	Level 1	Level 2	Total
Mutual funds	$187,787,163	$-	$187,787,163	$153,470,744	$-	$153,470,744
Ethan Allen common stock	4,438,051	-	4,438,051	4,708,642	-	4,708,642
Self-directed brokerage accounts	2,060,914	-	2,060,914	1,719,827	-	1,719,827
Total investments measured at fair value	$194,286,128	$-	$194,286,128	$159,899,213	$-	$159,899,213

Other funds measured at net asset value (a)			19,732,146			22,116,505

Total investments			$214,018,274			$182,015,718

(a)

In accordance with FASB Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan’s valuation techniques used to measure the fair values of mutual funds, common stock, and self-directed brokerage accounts that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. There were no Level 2 or 3 investments as of December 31, 2019 and 2018, respectively. A description of the valuation techniques used to measure the fair values of other funds are included in Note 4 below.

(4)     Fair Value of Investments in Certain Entities that Calculate Net Asset Value per share

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2019 and 2018:

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2019	2018	Commitment	Frequency	Notice Period

Other Funds	$19,732,146	$22,116,505	None	Daily	None

In October 2018, the Company approved the creation of a stable value fund option comprised of the Putnam Stable Value fund paired with high quality traditional guaranteed investment contracts (“GICs”), which together formed the “Ethan Allen Stable Value” fund. As the GIC contracts mature over the course of four years, all assets in the Ethan Allen Stable Value fund will be invested in the Putnam Stable Value fund. All participants in the JPMorgan Stable Value fund were notified of the transition to the Ethan Allen Stable Value fund in October 2018 and as of November 2018, the JPMorgan Stable Value Fund was replaced with the Ethan Allen Stable Value Fund.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

The Ethan Allen Stable Value Fund is a unitized, blended investment option consisting of guaranteed investment contracts held in a separate account structure in the name of the Plan, together with an investment in the Putnam Stable Value Fund. The unitized Fund itself is not a mutual fund or a collective investment trust. The Fund’s primary investment objective is to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The Putnam Stable Value Fund is a collective trust and is comprised of investment contracts including traditional GICs and Synthetic GICs (security-backed investment contracts) issued by insurance companies and other financial institutions. The investment contracts help to stabilize the value and returns of the fund. These contracts are backed by a portfolio of fixed income securities. There have been no changes in valuation methodology as of December 31, 2019 and 2018.

(5)    Party-in-Interest Transactions

As of December 31, 2019 and 2018, approximately 2.0% and 2.5% of Plan assets, respectively, were held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2019, the Plan received dividend income on Company common stock totaling $465,662.

Certain members of the Company’s management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of the Company’s management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2019.

As described in Note 2 above, Great West Trust Company, LLC is a directed trustee of the Plan and Great West Financial Retirement Plan Services, LLC serves as the recordkeeper to maintain the individual accounts of each Plan participant.

(6)     Income Tax Status

In 2016 the IRS published Revenue Procedure 2016-37, which stated that it was ending the remedial amendment cycle program, effective January 1, 2017, and that it would review only new or terminating individually designed plans going forward. Prior to 2017, individually designed retirement plans were generally required to renew IRS determinations of qualified status every five years (referred to as the remedial amendment cycle program). As a result of Revenue Procedures 2016-37, the Plan was not required to obtain a new IRS determination letter upon the expiration of the previously received determination letter dated March 14, 2013, which had stated that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code.

The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2019 or 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2019

(7)     Subsequent Events

The Plan has evaluated subsequent events through June 26, 2020, the date the financial statements were available to be issued. On March 11, 2020, the World Health Organization declared the current COVID-19 outbreak to be a global pandemic. The ongoing global COVID-19 pandemic has negatively impacted the world economy, disrupted financial markets and international trade, increased unemployment levels and significantly impacted global supply chains. The disruption has resulted in volatility within the financial markets during 2020, which directly impacts investment portfolios. As a result, the Plan's investments have incurred volatility in their fair values since December 31, 2019.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 27, 2020. The CARES Act contains several provisions that temporarily impact 401(k) plans, such as the waiver of required minimum distributions, new Coronavirus-related distributions and loan relief options. Plan management evaluated these provisions and subsequently adopted them.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2019

		(b) Identity of Issuer, Borrower,	(c) Description of Investment, Including Maturity Date, Rate of Interest,	(e) Current
(a)		Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value
		Mutual Funds
		American Beacon Small Cap Value Investor Fund	72,924 shares	$1,699,853
		Carillon Eagle MidCap Growth Fund	218,924 shares	14,431,467
		Dodge & Cox International Stock Fund	153,599 shares	6,696,900
		JPMorgan MidCap Value-Select Fund	257,657 shares	10,092,434
		MainStay Large Cap Growth	3,543,921 shares	35,970,800
		PIMCO Total Return	439,805 shares	4,547,587
		T Rowe Price Retirement 2005 - Adv	58,697 shares	1,221,482
		T Rowe Price Retirement 2010 - Adv	237,744 shares	2,909,991
		T Rowe Price Retirement 2015 - Adv	99,660 shares	1,240,764
		T Rowe Price Retirement 2020 - Adv	1,014,491 shares	13,157,952
		T Rowe Price Retirement 2025 - Adv	563,014 shares	7,527,502
		T Rowe Price Retirement 2030 - Adv	1,136,960 shares	15,474,022
		T Rowe Price Retirement 2035 - Adv	383,780 shares	5,330,703
		T Rowe Price Retirement 2040 - Adv	607,889 shares	8,528,677
		T Rowe Price Retirement 2045 - Adv	220,357 shares	3,126,868
		T Rowe Price Retirement 2050 - Adv	295,657 shares	4,180,589
		T Rowe Price Retirement 2055 - Adv	161,751 shares	2,308,186
		T Rowe Price Retirement 2060 - Adv	31,160 shares	445,274
		T Rowe Price US Bond Enhanced Index	942,932 shares	10,598,551
		Vanguard Institutional Index Fund	67,417 shares	19,566,397
		Vanguard Equity Income - Admiral	92,209 shares	7,336,124
		Vanguard Total Intl. Stock Index - Instl	95,380 shares	11,395,040
				187,787,163
		Common Stock
	*	Ethan Allen Interiors Inc.	Common Stock, 232,846 shares held	4,438,051

		Self-Directed Brokerage Fund	Various, including registered investment companies, common stock, money market funds and cash	2,060,914

		Other Funds
		Ethan Allen Stable Value Fund	19,732,146 shares; $1.00 par value	19,732,146
			Total Investments	$214,018,274

	*	Notes Receivable from Participants	Participant Loans (various interest rates ranging between 4.25% and 7.25% and maturing through 2029)	$4,590,947

	*	Indicates a party-in-interest to the Plan

		Column (d), cost, has been omitted, as all investments are participant directed.

EXHIBIT INDEX

The following document is filed as an exhibit to this report:

Exhibit

Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Date: June 26, 2020	By:	/s/ Corey Whitely

Corey Whitely
Executive Vice President, Administration, Chief Financial Officer and Treasurer